Mail Stop 3010

March 5, 2010

<u>VIA U.S. MAIL and FAX (212) 728-8111</u>

Jerry Pascucci
President & Director
Diversified Multi-Advisor Futures Fund L.P. II
55 East 59th Street – 10th Floor
New York, New York 10022

Re: Diversified Multi-Advisor Futures Fund L.P. II
**   Supplemental Response to Comments on Form 10-K for Fiscal Year**
**   Ended December 31, 2008**
**   Filed December 1, 2009**
**   File No. 000-22491**

Dear Mr. Pacucci:

    We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Campbell & Company, Inc., page 21

1.   We note your response to comment 7 relating to the fact that the trading strategies of Campbell & Company are based on systematic analysis and that Campbell is permitted to make non-material changes to its trading programs without seeking approval from the General Partner. Please confirm that you will include this disclosure in future filings.

Capital Resources, page 24

2.   We have reviewed your response to our prior comment 9; however, we continue to believe that additional disclosure would be appropriate. Please revise future filings to include a brief description of how you fund redemptions, similar to the description provided in your response.

Results of Operations, page 25

3.   We note your response to prior comment 10. We continue to believe that a description of changes in interest income is relevant to the discussion of changes in your net asset value for each period presented. Please revise future filings to clarify how an increase or decrease in interest earned by the partnership will affect the net asset value of the partnership. In addition, please describe period to period changes in interest income.

4.   Please also confirm that in future filings you will discuss the reasons why CGM pays interest on 80% of your average daily equity maintained in cash in your brokerage account. In addition, please disclose and quantify the remaining 20% of the interest that was retained by CGM and explain the purpose of such amount retained by CGM.

Item 10. Directors, Executive Officers and Corporate Governance, page 35

5.   We note your response to our prior comment 13. Rule 405 defines the term executive officer, *when used with reference to a registrant*, to include any person who performs policy making functions for the registrant. It appears that the executive officers of your general partner perform policy making functions for the registrant and therefore should be considered executive officers of the registrant. Please revise future filings to include the Item 401 information for these persons, as previously requested, or provide further analysis of why you believe it is appropriate to omit this disclosure.

* * * *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Angela McHale, Attorney Advisor, at (202) 551-3402 or the undersigned at (202) 551-3655 if you have questions regarding the comments.

Sincerely,

Sonia Barros
Special Counsel

Cc: Rita M. Molesworth
        Willkie Farr & Gallagher
        (Via facsimile)